12G Exempt
82-3480



TRANS AMERICA INDUSTRIES LTD.
Suite 500, 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604) 688-8042
Facsimile: (604) 689-8032

SUPPL



TSX Venture: TSA

PRESS RELEASE

June 24, 2003

Further to the Company's press release dated June 18, 2003, the Company is pleased to announce that it has completed a $250,000 private placement, with one (1) placee, consisting of 1,000,000 units of the Company at a price of $0.25 per unit. Each unit consists of one (1) flow through common share and one (1) non-transferable flow-through share purchase warrant (the "Warrants"). One (1) Warrant will entitle the placee to acquire one (1) additional flow through common share of the Company at $0.30 per share for a period of one year.

All of the securities are subject to the TSX Venture Exchange's four (4) month hold period ending October 24, 2003.

In accordance with section 111 of the British Columbia Securities Act, the Company announces that John K. Campbell has acquired 1,000,000 units of the Company pursuant to the foregoing private placement and, together with 2,403,000 common shares (including unexercised stock options and share purchase warrants) currently held by Mr. Campbell, holds greater than 10% of the issued and outstanding common shares of the Company. As a result of the transaction, Mr. Campbell currently beneficially holds 19.1% of the issued and outstanding common shares of the Company. Mr. Campbell does not own or have control over any other securities of the Company, either on his own or together with any joint actors.

The Company has been advised that Mr. Campbell has acquired the securities for investment purposes only, that his intention is to evaluate the investment and to increase or decrease his holdings as circumstances unfold, and that Mr. Campbell is not acting together with any joint actors to increase the beneficial ownership of, or control or direction over, any of the securities of the Company. A report respecting this transaction will be filed with the British Columbia and Alberta Securities Commissions pursuant to section 111 of the British Columbia Securities Act. A copy of the report may be obtained by contacting Mr. Campbell at (604) 688-8042.

TRANS AMERICA INDUSTRIES LTD.

Per: John K. Campbell
President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THE CONTENT OF THIS PRESS RELEASE.

3930103.pp011.doc

12 G Exempt
#82-3480

TRANS AMERICA INDUSTRIES LTD.
Suite 500, 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604) 688-8042
Facsimile: (604) 689-8032

TSX Venture: TSA

PRESS RELEASE

June 18, 2003

Trans America Industries Ltd. (TSA-TSX Venture) has negotiated a private placement in the amount of 1,000,000 units of the Company at a price of $0.25 per unit, for gross proceeds of up to $250,000. Each unit consists of one (1) flow through common share and one (1) non-transferable flow-through share purchase warrant (the "Warrants"). One (1) Warrant will entitle the placee to acquire one (1) additional flow through common share of the Company at $0.30 per share for a period of one year. The placement will be subscribed for by a director of the Company. The Director has arranged a sale of 1,000,000 shares of the Company at current market prices through the facilities of the TSX Venture Exchange. The proceeds from this sale will be used to fund the placement.

The funds generated by the private placement, along with an allocation of $52,980 by the Manitoba Exploration Assistance Program, will cover exploration expenses on the Company's Lynn Lake gold properties in northern Manitoba currently estimated at $300,000.

Among the Company's immediate priorities is the completion of an airborne geophysical survey which will help define targets for a diamond drilling program starting as early as September, ground conditions permitting.

Field studies are expected to begin in the next few weeks and this work will serve to enhance the Company's structural knowledge of its Lynn Lake properties and promote development of sound geological models for the occurrence of gold mineralization.

The private placement is subject to regulatory acceptance.

TRANS AMERICA INDUSTRIES LTD.

Per: John K. Campbell
President

JOHN K. CAMPBELL

For further information please refer to web sites: Trans America www.Sedar.com and www.trans-america.ca

12G Exempt
#82-34880

TRANS AMERICA INDUSTRIES LTD.

PRESS RELEASE

June 11, 2003 TSX VENTURE: TSA

Trans America Industries Ltd has staked additional ground in the Lynn Lake area of Manitoba where the Company holds a major land position in one of Canada's most prolific greenstone belts.

The new claim contains the strike extension of a volcanic/sedimentary sequence which as reported (Baldwin, D.A., and Ferriera, K.J., Manitoba Energy & Mines 1997) hosts a surface showing that returned a grab sample assaying 7.2 grams gold per tonne. This gold showing falls within the Company's holdings and will be evaluated during the coming exploration season.

Trans America's Lynn Lake Gold Project holdings consist of 27 contiguous claims with a total surface area of 4,956 hectares.

Dr. D. A. Baldwin, who worked many years for the Manitoba government and has an intimate knowledge of the Lynn Lake Greenstone Belt and its mineral deposits, has been retained by the Company as a geological consultant. He will apply his expertise on site by conducting mapping and core re-logging in addition to advising on overall program direction and the selection of drill targets.

Trans America has learned that a structural geologist with the Manitoba government, Dr. Chris Beaumont-Smith, will be conducting field studies on the Company's Lynn Lake property during the 2003 field season. Dr. Beaumont-Smith has played a major role in advancing the structural knowledge and the development of models for gold mineralization in the Lynn Lake Greenstone Belt.

Trans America has been advised by the Manitoba government of its eligibility to receive a maximum of $52,890 under the province's Mineral Exploration Assistance Program. The grant will apply to exploration expenditures incurred between April 1, 2003 and October 31, 2003.

Preparations for the summer field program are well advanced and road access has been established to the central portion of the Company's claims. In addition, geophysical contractors have been asked to submit bids for approximately 2,500 line kilometres of airborne, total field magnetometer, vertical gradient and VLF surveys.

These surveys will be flown in July over the entire property at a nominal 100 metre line spacing. Results from this survey should be available in September at which time drill targets will be prioritized for the next phase of exploration.

TRANS AMERICA INDUSTRIES LTD.

"John K. Campbell"

President

For further information please refer to web sites: Trans America www. Sedar.com and www.trans-america.ca

Trans America Industries Ltd.,
Suite 500 – 905 West Pender Street,
Vancouver, B.C.
V6C 1L6, Canada
Telephone: (604) 688-8042
Fax: (604) 689-8032

12 G Exempt
#82-3480

TRANS AMERICA INDUSTRIES LTD.
JOHN K. CAMPBELL
Suite 500, 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604) 688-8042
Facsimile: (604) 689-8032

TSX Venture: TSA

JOINT PRESS RELEASE

May 27, 2003

Trans America Industries Ltd. (TSA-TSX Venture) wishes to announce that it has granted an incentive share option to its President of 500,000 shares at a price of $0.25 per share, exercisable on or before May 27, 2008. The grant of the option is pursuant to the Company's stock option plan.

In accordance with section 111 of the British Columbia Securities Act, John K. Campbell has announced that he currently holds 1,653,000 common shares together with options to purchase an additional 750,000 common shares. If Mr. Campbell exercises his options, he will beneficially hold 14.8% of the issued and outstanding common shares of the Company. Mr. Campbell does not own or have control over any other securities of the Company, either on his own or together with any joint actors.

The Company has been advised that Mr. Campbell has acquired the securities for investment purposes only, that his intention is to evaluate the investment and to increase or decrease its holdings as circumstances unfold, and that Mr. Campbell is not acting together with any joint actors to increase the beneficial ownership of, or control or direction over, any of the securities of the Company. A report respecting this transaction will be filed with the British Columbia and Alberta Securities Commissions pursuant to section 111 of the British Columbia Securities Act. A copy of the report may be obtained by contacting Mr. Campbell at (604) 688-8042.

TRANS AMERICA INDUSTRIES LTD.

"John K. Campbell"

Per: John K. Campbell
President

"John K. Campbell"
JOHN K. CAMPBELL

12G Exempt
#82-3480

GEOLOGICAL APPRAISAL &
EXPLORATION COMPILATION

LYNN LAKE GOLD PROJECT

Northern Manitoba

for

TRANS AMERICA INDUSTRIES LIMITED

Suite 500, 905 West Pender Street
Vancouver, British Columbia
V6C 1L6
Tel: (604)688-8042
Fax: (604)689-8032

P. J. Chornoby, P. Geo.
Mineral Resource Geologist

94 Edna Crescent (PO Box 235)
Dugald, Manitoba, R0E 0K0
(204)853-7351

June 15, 2003



PROVINCE OF MANITOBA
P. J.
CHORNOBY
REGISTERED PROFESSIONAL GEOSCIENTIST

Table of Contents

Table of Contents

Table of Contents

NOTES

1. All data and information is presented in metric units. For this report the following metric conversion factors were used:

1 troy ounce	=31.1035 gram
1 gram	=0.03215 troy ounce
1 troy ounce/short ton	=34.28 g/t
1 ha	=2.471 acre
1 acre	=0.405 ha
1 km	=0.621 miles
1 mile	=1.609 km
1 metre	=3.28 feet
1 foot	=0.3048 metre

2. Abbreviations:

Ni	nickel
Cu	copper
Co	cobalt
Cr	chromium
Zn	zinc
Pb	lead
Au	gold
Ag	silver
As	arsenic
Fe	iron
W	tungsten
Mo	molybdenum
g/t	grams per metric tonne
ha	hectare
km	kilometres
m	metre
Mg (Mg0)	magnesium (magnesium oxide)
SiO_2	silica dioxide
Na_2O	sodium oxide
K_2O	potassium oxide
Hz	cycles per second
CAF	canceled assessment file
ppm	parts per million
ppb	parts per billion
py	pyrite
po	pyrrhotite
t	metric tonnes
VLF-EM	very low frequency electromagnetic
IP	induced polarization

1.0 SUMMARY

The Lynn Lake Gold property ("the Property") is located 19 kilometres northeast of the town of Lynn Lake, Manitoba. The property comprises 27 mineral claims that are contiguous and have a combined surface area of 4,956 hectares. The mineral dispositions are held and 100% owned by Trans America Industries Limited ("TSA").

The Property is predominantly underlain by the north belt of the Paleoproterozoic aged Lynn Lake greenstone belt including the Agassiz Metallotect that hosts the gold deposits of the former producing MacLellan and Farley Lake mines. The Agassiz Metallotect is a tectono-stratigraphic succession consisting of ultramafic flows (picrite), banded oxide-sulphide-silicate-facies iron-formation, and associated clastic sedimentary rocks. The unique chemical and rheological characteristics of the rocks comprising the Agassiz Metallotect are considered important favourable factors in the deposition of gold.

The Property has a lengthy, albeit intermittent and unsuccessful, history of base metal exploration beginning in 1947 and continuing until the early 1980's. The data generated by the base metal exploration programs is useful in accessing the potential of the Property for gold. Preliminary gold exploration was conducted on portions of the Property in the 1980's. The gold exploration confirmed that the geology was favourable for gold deposition and indicated some sites of sub-economic mineralization but was severely hampered by extensive transported overburden cover and a lack of knowledge of the structural/tectonic history of the Lynn Lake greenstone belt and it's role in gold deposition. The gold exploration period of the 1980's outlined a large number of geophysical anomalies located on the eastern part of the Property that are prospective for gold and are not drilled.

TSA acquired the Property by staking late in the winter of 2003 and has not performed any work to date.

A 2-phase exploration program is recommended for the Property. Phase 1 would attain the objective of identifying priority targets for diamond drilling at a cost of $450,000.00. Phase 2 would consist of diamond drilling to test the priority targets at a cost of $400,000.00.

2.0 INTRODUCTION AND TERMS OF REFERENCE

At the request of TSA an independent compilation and review of the geology, exploration history and the potential for discovery of gold mineralization on the Property, near Lynn Lake, Manitoba was conducted by P. J. Chornoby, P. Geo., the author of this report.

From 1981 to 1989, during his tenure as Chief Exploration Geologist and Exploration Manager for Sherritt Gordon Mines Limited and it's successor companies SherrGold Inc., and LynnGold Inc., the author was responsible for various aspects of exploration on portions of the Property.

From May 13, 2003 to May 21,2003 the author visited the Property on behalf of TSA to examine field conditions, access routes and inspect claim lines. During this time period some of the core from previous drill programs on the Property, that is stored in the Manitoba Government's core library in Lynn Lake Manitoba, was examined to determine if re-logging and additional sampling is necessary.

This report summarizes the results of exploration conducted on the Property by numerous companies during the period from 1947 to the present.

Recommendations for future exploration work and a budget are presented.

The current claim status and ownership was verified by using the claims inquiry section Manitoba Ministry of Industry, Trade and Mines web site.

The Manitoba Natural Resources Lands Branch in Neepawa, Manitoba was contacted to determine the nature of the encumbrance on some claims at Arbour Lake.

3.0 DISCLAIMER

In this evaluation of TSA's Lynn Lake Gold project in Northern Manitoba information was obtained from three sources; (i) the canceled assessment files at the Manitoba Industry, Trade and Mines assessment file library in Winnipeg, Manitoba, also available at their website www.gov.mb.ca/em (ii) the scientific publications of geologists employed by Manitoba Industry, Trade and Mines and, (iii) Black Hawk Mining Inc., who graciously made available drill logs with assays from Sherritt Gordon Mines Ltd's, 1969 drill program on the Minton Group.

This report compiles information up to June 15, 2003.

The author of this report P. J. Chornoby, P. Geo., has relied on the exploration data from the CAF's and published scientific reports in the public domain.

The economic significance of TSA's Lynn Lake Gold project is not implied, established or verified by the author of this report.

Descriptions and interpretations of the geology and mineral deposits of the Lynn Lake greenstone belt are taken largely from published scientific papers and are not the work of the author of this report.

All figures incorporated in this report were compiled and drafted by the author from information in the CAF's and published scientific reports.

4.0 PROPERTY DESCRIPTION AND LOCATION

4.1 Location

The Property is located on NTS map sheet 64C/15, centred approximately 19 kilometres northeast of the town of Lynn Lake, Manitoba. Lynn Lake is located approximately 1,000 kilometres north of Winnipeg, Manitoba, Figure 1.

4.2 Mineral Dispositions

Trans America Industries Ltd. ("TSA"), is the holder of 27 contiguous unpatented mining claims ("the Property") with a total surface area of 4,956 hectares, see Table 1, Figure 2.

Trans America Industries Ltd. - Mineral Dispositions

Claim Name	Claim Number	Size Hectares	Staking Date DD/MM/YY	Recording Date DD/MM/YY	Expiry Date DD/MM/YY
Arb 1	MB2461	40	22/01/03	07/02/03	08/04/05
Arb 2	MB2462	245	23/01/03	07/02/03	08/04/05
Arb 3	MB2463	80	23/01/03	07/02/03	08/04/05
Arb 4	MB3556	256	24/01/03	07/02/03	08/04/05
Arb 5	MB3557	128	24/01/03	07/02/03	08/04/05
Arb 6	MB2349	64	26/01/03	07/02/03	08/04/05
Arb 7	MB2350	120	25/01/03	07/02/03	08/04/05
Arb 8	MB3695	256	27/01/03	07/02/03	08/04/05
Arb 9	P8886D	64	27/01/03	07/02/03	08/04/05
Arb 10	P8885D	256	26/01/03	07/02/03	08/04/05
Arb 11	P8884D	64	26/01/03	07/02/03	08/04/05
Arb 12	P8883D	256	25/01/03	07/02/03	08/04/05
Arb 13	P8882D	256	25/01/03	07/02/03	08/04/05
Arb 14	P8881D	256	24/01/03	07/02/03	08/04/05
Arb 15	P8880D	256	24/01/03	07/02/03	08/04/05
Arb 16	P8879D	256	21/01/03	07/02/03	08/04/05
Arb 17	P8878D	256	23/01/03	07/02/03	08/04/05
Arb 18	P8877D	256	20/01/03	07/02/03	08/04/05
Arb 19	P8876D	233	19/01/03	07/02/03	08/04/05
Arb 20	P8875D	64	19/01/03	07/02/03	08/04/05
Arb 21	P8874D	192	21/01/03	07/02/03	08/04/05
Arb 22	P8873D	256	22/01/03	07/02/03	08/04/05
Arb 23	P8872D	192	21/01/03	07/02/03	08/04/05
Arb 24	P8871D	192	22/01/03	07/02/03	08/04/05
Arb 25	P8870D	128	23/01/03	07/02/03	08/04/05
Arb 26	P8869D	192	24/01/03	07/02/03	08/04/05
Arb 4477	MB4477	142	27/04/03	01/05/03	30/06/03
Total Area		4,956			

Table 1

4.3 Ownership

TSA has a 100% ownership interest in the Property. There are no royalties, overrides, back-in-rights, payments or other agreements registered against the property at Manitoba Conservation, Lands Branch. Manitoba Conservation, Lands Branch, reports an encumbrance on part of the claims in the form of Wild Rice Licence No. 3423 in Arbour Lake issued to Bill Hrechka of Lynn Lake.

4.4 Tenure Rights

The holder of a mining claim in Manitoba is granted the exclusive right to enter onto and explore for and develop the Crown minerals on, in or under that mineral claim (M-162, Manitoba Mines and Minerals Act). The mining claims are in good standing for two years following their recording date and expire 60 days after that date.

At the end of the initial two year period and for the next 9 years the cost to retain a mining claim is $12.50/hectare/year in the form of filed assessment work or payment in lieu of work and after 11 years the cost to retain a mining claim is $25.00/hectare/year in the form of filed assessment work or payment in lieu of work.

4.5 Resources, Reserves, Development, Infrastructure

There are no known mineral resources or mineral reserves on the property. There has been no previous mining production or other development on the property therefore it is devoid of all such infrastructure and improvements.

4.6 Legal Survey

The mining claims have not been legally surveyed.

4.7 Environmental Liabilities

There are no environmental liabilities associated with the property.

4.8 Permits

An annual provincial work permit that expires on April 30, of each year is required to conduct exploration work on the property. A work permit obligates the recipient to comply with all pertinent provincial and federal regulations and special conditions that may apply. The work permit is obtained without charge from the Manitoba Conservation office in Lynn Lake, Manitoba.

A work permit will have to be obtained for the planned exploration work for the period from May 1, 2003 to April 30, 2004

5.0 ACCESS, LOCAL RESOURCES, CLIMATE, AND PHYSIOGRAPHY

5.1 Access

Access to the west and central portions of the Property is gained by traveling 8.6 kilometres east from Lynn lake on paved Provincial Road 391 which passes within 1.6 kilometres of the south most boundary and thereafter by ATV/snowmobile or walking along a network of old winter diamond drill roads. Access to the east end of the Property is by skidoo in the winter and in the

summer by float equipped fixed wing airplane or helicopter.

5.2 Local Resources

The centre of the Property is approximately 13 kilometres northeast of Lynn Lake. Lynn Lake is a former mining community of approximately 800 people with retail and service suppliers, a modern hospital, an RCMP detachment and other facilities.

Lynn Lake is serviced by Provincial Road 391 from Thompson, Manitoba (312 kilometres distant), a 1.5 kilometre paved airstrip that receives scheduled commercial air carriers and a railroad. A seaplane base is located at Eldon Lake, 3.2 kilometres southeast of the town.

5.3 Climate

The mean annual precipitation ranges from 400 millimetres to 600 millimetres. In January the mean daily temperature is between -25^0 C and -27.5^0 C. In July the mean daily temperature is between +15^0 C and +20^0 C. Exploration, underground mining and open pit mining have been conducted at Lynn Lake since the 1940's on a year round basis. Exploration in swampy areas and over lakes is generally restricted to winter months. Freeze-up is usually in late September and break-up is usually in mid April.

5.4 Physiography

Typical for the region, the Property has less then 10% overall bedrock exposure and is largely covered by overburden and small lakes that are connected by low volume slow flowing creeks. Arbour Lake in the central part of the Property is the largest body of water. The Hughes River crosses the east portion of the Property. Elevation ranges from 320 metres above sea level to 381 metres above sea level.

Vegetation is affected by a short growing season comprising stunted and sparse coniferous forest (black spruce and jack pine) with small pockets of broad leaf (poplar, birch and alder) and mixed forest. In well drained areas the forest floor is lichen covered and in moderately drained areas the forest floor consists largely of labrador tea and moss. A recent forest fire over portions of the central and eastern parts of the Property has cleaned off and slightly increased the amount of outcrop exposure.

Patches of peat often underlie poorly drained areas and in turn are underlain by an extensive blanket of transported glacial till that covers most of the region. The occurrence of lodgement till is irregular. Eskers and drumlins are common but widely spaced. Occasional small pockets of glacial and/or Lake Agassiz clays are observed. Sporadic and discontinuous permafrost occurs in 10-50% of the overburden and is most commonly observed in peat.

6.0 HISTORY

The earliest recorded work on the Property dates back to 1947. From 1947 to about 1980, portions of the property were explored intermittently by different companies primarily for base metals. During the 1980's limited exploration for gold was conducted on portions of the Property. Since 1989 there has been virtually no exploration in the area resulting in expiration of many claims and providing TSA the opportunity to stake the ground in 2003.

6.1 W. H. M. Group - Granville Lake Nickel Mines Ltd.

Granville Lake Nickel Mines Ltd., ("GLNM") explored for Ni-Cu on the 27 claims collectively referred to as the W. H. M. Group, Figure 3. Line cutting, a magnetic survey, diamond drilling and limited geological observation/interpretation were conducted in 1946 and 1947 followed by an electromagnetic survey in 1957, CAF 91355 .

6.1.1 Line Cutting

A grid with nominal 91.44 metre cross line spacing was cut in the winter of 1946-1947, base line and cross line locations and orientations are not specified. Grid locations and orientations are determined by the author on the basis of best fit..

6.1.2 Magnetometer Survey

In January and February of 1947, a Wolfson type vertical variometer was used to measure the vertical component of the magnetic field. Readings were taken on the cross lines at 30.48 metre intervals. The survey was corrected for temperature and diurnal variation.

Three prominent northeast trending magnetic features were identified. The western and eastern portions of the property are characterized by high magnetic responses and the central portion of the property is an area of magnetic low.

6.1.3 Diamond Drilling & Assays

In the spring and summer of 1947 GLNM drilled 2,166.97 metres of core in 18 holes. Drill hole N-11 did not reach bedrock indicating local overburden depths of 38.1 metres or more.

The drill holes were targeted at magnetic highs. Priority was assigned to an area of magnetic high in the west portion of the W. G. M. Group where holes N-1 to N-15 were drilled. Drill holes N-16 to N-18 were targeted at magnetic highs on the eastern part of the property for assessment purposes.

A total of 20 samples were selected for assay of which 16 were assayed for gold. Gold assays were low, ranging from nil to 0.34 g/t. Notable Ni and Cu assays are summarized in Table 2.

Nickel - Copper Assays

Hole Number	From (m)	To (m)	Core Length (m)	Ni (%)	Cu (%)
N-1	45.72	147.24	1.52	Nil	0.39
N-12	115.09	115.51	0.42	0.68	0.38
	116.95	117.59	0.64	1.50	0.32
	123.93	125.15	1.22	0.12	0.35
N-13	85.55	86.62	1.07	NA*	0.54

* - no assay reported

Table 2

6.1.4 Geological Observations

Geological observations were limited by both a lack of outcrop and snow cover during the period when much of the work was done resulting in a poor understanding of the bedrock geology. In

general terms the property geology can be subdivided into three units that conform broadly to the major northeast trending magnetic features.

On the west portion of the W. G. M. Group a number of outcrops of northeast trending layered and variably amphibolitized (hornblende) andesite with "probably some intrusive amphibolite"[1] were observed. A sample of hornblendite obtained from the outcrops of andesite consisting predominantly of coarse to medium grained hornblende with 3-5% fine grained disseminated sulphide assayed 0.25% Ni and nil Au. Multiple layers of the andesite are intercalated with felsic to intermediate volcanic rocks that are often described as tuffs and/or agglomerates. Outcrops of massive non-magnetic fine grained granite and felsite occur to the north of the andesite,. In drill core, the felsite is reported to contain fine grained disseminated magnetite.

Massive, partly porphyritic felsic to intermediate rocks interpreted to be volcanic are reported in the few outcrops located in central portion of the W. G. M. Group. The central portion of the property is characterized by a broad zone of magnetic low.

Lithologies observed in outcrop and diamond drilling in the eastern portion of the property are predominantly andesite, sometimes described as amphibolitized, that are in part pillowed.

Fine grained disseminated sulphide is commonly observed with occasional higher concentrations of sulphide described as splashes or blebs. Sulphide fracture filling sometimes with quartz is also described. Fine grained disseminated magnetite, sometimes as "blobs" and fracture fillings occurs in many of the mafic and felsic rocks. Diamond drill hole N-4 intersected a 0.91 metre core length of acid tuffs with magnetite bands.

Variable abundances of quartz and quartz-carbonate stringers and veins occur in all of the rock types.

Two north trending faults were interpreted on the basis of geological mapping and/or diamond drilling and/or geophysical interpretation.

6.1.5 Electromagnetic Survey

In June 1957 a vertical tilt electromagnetic survey was conducted on the western part of the W. G. M. Group. Four conductors were located and verified with a horizontal loop electromagnetic survey.

There is no record indicating that GLNM drilled any of the conductors.

6.2 EDO Claims North Group - Evelynn Nickel Mines Ltd.

Evelynn Nickel Mines Ltd., ("ENM") explored for Ni-Cu on the 26 EDO claims collectively referred to as the North Group, see Figure 4. Line cutting, electromagnetic and magnetic surveys and diamond drilling were conducted in 1957, CAF's 91353 and 91443.

6.2.1 Line Cutting

A grid with nominal 91.44 metre cross line spacing was cut in the winter of 1956-1957, base line and cross line locations and orientations are not specified. Grid locations and orientations are

determined by the author on the basis of best fit. The east-west cross lines are orientated near parallel to the strike of the regional geology and geophysical features detected in the surveys described below.

6.2.2 Magnetometer Survey

The magnetometer survey was conducted with a Sharpe A2 vertical field magnetometer in February, 1957. Readings were taken at 30.48 metre station intervals on the cross lines. Non-specific corrections were applied to the data. Northeast trending magnetic features of variable intensity, thickness and strike length were detected.

6.2.3 Electromagnetic Survey

The electromagnetic survey was conducted with a fixed transmitter Sharpe SE 100 instrument with a frequency of 1,200 Hz in February, 1957. Readings were taken at 30.48 metre station intervals on the cross lines at distances of 182.88 to 548.64 metres from the transmitter. The conductors were interpreted to represent seven conductive zones identified as "S", "T", "U", "V", "W", "Y" and "Z". The conductive zones are of variable conductivity, sometimes discontinuous and up to 1,737.36 metres in strike length. All of the conductive zones, except "W", are associated with moderate to strong magnetic highs.

6.2.4 Diamond Drilling & Assays

Eight holes (ENM-17 to ENM-24 inclusive) totaling 557.78 metres were diamond drilled. Drill hole ENM-23 encountered boulders and did not reach bedrock. The holes were intended to examine conductive zones "S", "T", "W", "V" and "U". Five samples totaling 5.18 metres of core length were selected for Ni, Co, Au and Ag assay but assays are reported for only three of the samples. Assays for nickel and cobalt were negligible. Drill hole ENM-17 intersected 3.42 g/t Au over 0.60 metres and drill hole ENM-18 encountered 0.68 g/t Au over 0.91 metres.

6.2.5 Geological Observations

Lithologies encountered in the diamond drilling include mafic to felsic volcanics, argillite and quartzite.

Mineralization comprised predominantly pyrrhotite and pyrite. Sulphides vary in grain size and abundance ranging from minor disseminations to short intervals (< 0.60 metres) of greater then 60% total sulphide. Drill hole ENM-20 intersected two narrow intervals of magnetite.

Quartz-carbonate veins are common. Alteration is reported to be extensive but alteration type is not generally identified with the exception of occasional mention of silicification and chloritization.

Shears and/or crush zones are noted in most of the drill holes.

6.3 EDO Claims - Red Bark Mines Ltd.

In 1957 Red Bark Mines Ltd., exploring for Ni-Cu-Co and/or Cu-Zn-Au conducted line cutting, electromagnetic and magnetic surveys on the EDO 7 to EDO 16 claims, CAF 91375. The northern extremity of the EDO claims were located on the south half of TSA's ARB 4 claim.

6.3.1 Linecutting

A grid with nominal 91.44 metre cross line spacing was cut in the winter of 1956-1957, base line and cross line locations and orientations are not specified. Grid locations and orientations are determined by the author on the basis of best fit. The east-west cross lines are orientated near parallel to the strike of the regional geology. Geophysical features detected in the surveys that occur on TSA's claims are described below.

6.3.2 Magnetic Survey

The magnetometer survey was conducted with a Sharpe A2 vertical field magnetometer in February, 1957. Readings were taken at 30.48 metre station intervals on the cross lines. Non-specific corrections were applied to the data. Discontinuous northeast trending magnetic features of variable intensity, thickness and strike length were detected.

6.3.3 Electromagnetic Survey

The electromagnetic survey was conducted with a fixed transmitter Sharpe SE 100 instrument with a frequency of 1,200 Hz in February, 1957. Readings were taken at 30.48 metre station intervals on the cross lines at distances of 182.88 to 548.64 metres from the transmitter. Two conductors with associated magnetic highs were detected that may occur or extend onto the Arb 4 claim.

6.3.4 Diamond Drilling & Assays

There is no record indicating that Red Bark Mines Ltd., did any drilling or assaying.

6.4 Minton Group - Sherritt Gordon Mines Ltd.

The information reported herein was obtained from CAF 91059 and Black Hawk Mining Inc., the latter provided copies of the Minton Group drill logs complete with assay data.

In the late 1960's Sherritt Gordon Mines Ltd., ("SGM") explored for Cu-Zn on a group of claims collectively known as the Minton Group. Line cutting and electromagnetic surveys were conducted followed by diamond drilling from December, 1968 to April, 1969, Figure 5.

6.4.1 Line Cutting

A grid with nominal 121.92 metre cross line spacing was cut, base line and cross line locations and orientations are not specified. Grid locations and orientations are determined by the author on the basis of best fit.

6.4.2 Electromagnetic Survey

An electromagnetic survey was conducted with a Ronka instrument. Instrument model and survey specifications are not reported. Numerous northeast trending electromagnetic conductors were detected.

6.4.3 Diamond Drilling & Assays

SGM completed 1,441.49 metres of diamond drilling, including 191.38 metres of casing, in 17 holes on the Property. The drill holes were targeted at the electromagnetic conductors. Assays are partially reported for Ni, Cu, Zn, Fe, Pb, Mo and Co for 224.30 metres of the core and 151 Au and Ag assays are reported for 219.18 metres of the same core. Additional sampling is

indicated on the drill logs by the presence of sample numbers for which no assays are reported. Reported assay results are summarized in Table 3.

SGM Diamond Drilling - Assay Summary

Element	Number of samples	Core Length Sampled	Assay Values
Cu	148	219.91 metres	Up to 0.28% Cu
Zn	148	219.91 metres	Up to 0.87% Zn
Pb	9	12.00 metres	Up to 0.01% Pb
Ni	143	213.26 metres	Up to 0.06% Ni
Co	6	8.16 metres	Up to 0.04% Co
Mo	6	8.16 metres	Nil
Au	151	219.18 metres	Tr to Nil, 2 samples assayed 0.68 g/t Au
Ag	151	219.18 metres	Up to 13.72 g/t
Fe	148	219.91 metres	Up to 32.8% Fe

Table 3

6.4.4 Geological Observations

The dominant rock types reported in the drill logs are dacite and andesite with subordinate amounts of metasediments and quartzite. Dacite is characteristically fine grained, sometimes described as tuffaceous. The andesite is typically described as fine grained and amphibolitic or biotitic and less commonly chloritic. Propylitic alteration is described in drill hole Minton 17. Medium to coarse grained amphibilotic intervals are common.

Graphite is noted in drill holes Minton 1, Minton 5 and Minton 20. Garnet occurs as a secondary mineral. Quartz veins are intersected frequently and intervals described as variable and/or banded are common.

Sulphide mineral abundances ranging from 2-3% to 30% are reported in most holes. The dominant sulphide is pyrrhotite with lessor pyrite and rare chalcopyrite. Sulphides occur as disseminations, blebs and stringers (fracture fillings).

6.5 Minton Lake Claims

The Minton Lake Claims (CB 8058, CB 8067, CB 8068 and CB 8069) were staked in 1977 by Saskatchewan Mining and Development Corporation ("SMDC") to explore for Cu-Zn, emphasis shifted to Au in the early 1980's. In 1980 the property was extended to the east with the addition of the Mike 1, Mike 2 and Mike 3 claims. In 1984 the property was further expanded with the inclusion of the Rainbow 49 to Rainbow 52 and Rainbow 57 claims.

In 1983, the Minton Lake Claims were optioned by SMDC to Manitoba Mineral Resources Limited, ("MMR"), the latter became operator. In 1984, SMDC and MMR granted Sherritt Gordon Mines Limited, ("SGM") an option to earn an interest in the Minton Lake Claims with MMR remaining the

project operator.

The exploration work history of the property is extensive, multi-disciplined and somewhat disjointed reflecting changes in focus, property boundaries, ownership, exploration philosophy and strategy, see Table 4.

Minton Lake Claims - Work History

Company	Work Type	Year	Property Coverage	CAF
SMDC	Line Cutting Magnetometer Survey Electromagnetic Survey Geological Mapping Diamond Drilling	1978	Partial Partial Partial Partial	94256 94256 94256 94255 94483
SMDC	Basal Till Geochemistry	1979	Partial	94258
SMDC	Induced Polarization Survey	1980	Partial	94260
SMDC	Diamond Drilling	1981		94259
SMDC	Electromagnetic Survey	1982	Partial	94245
MMR	Induced Polarization Survey Lake Sediment Geochemical Lithogeochemical Diamond Drilling	1984	Partial Partial - Orientation Partial - Orientation	94263 94263 94262 94262
MMR	Diamond Drilling	1985		94232
MMR	Induced Polarization Survey Diamond Drilling	1986	Partial	94355 94355

Table 4

6.5.1 Minton Lake Claims - Saskatchewan Mining and Development Corp.

6.5.1.1 SMDC Line Cutting

In 1978 grids 11 and 12 were established in the vicinity of Minton Lake by cleaning and re-chaining existing grids found in the field. The old grids were in imperial coordinates but were converted to metric coordinates by SMDC. Line spacing and orientation are irregular indicating that more then one old grid was used by SMDC. Base line and cross line locations and orientations are not specified. Grid locations and orientations are determined by the author on the basis of best fit. The west part of Grid 11 is located south of Minton Lake on the Arb 4 claim. Virtually all of grid 12 occurs on and north and northeast of Minton Lake on TSA's claims, Figure 6.

In 1982 a grid (LN82-1) was established east of grid 12 on the Mike claims by cleaning and re-chaining an existing grid with a 400 foot line spacing cut by Gigantes Exploration Company. Base line and cross line locations and orientations are not specified. Grid locations and orientations are determined by the author on the basis of best fit, Figure 7.

6.5.1.2 SMDC Magnetometer Surveys
In 1978 grids 11 and 12 were surveyed with an MF-1 Fluxgate Magnetometer that measured the vertical component of the total magnetic field. The magnetometer had a sensitivity of 20 gammas and a resolution of 5 gammas. Correction procedures are not specified. Stations were read every 50 metres on the lines.

In 1982 two lines were read on the LN82-1 grid at 25 metre station intervals with a Geometrics G-816 proton precession magnetometer in conjunction with a CMG MR-20 base station magnetometer. The data from the two lines was used to tie in to a previous magnetic survey by Gigantes Exploration Company.

6.5.1.3 SMDC Electromagnetic Surveys
In 1978 grids 11 and 12 were surveyed at 50 metre station intervals with a horizontal loop Geonics EM-17 at 1,600 Hz with a 91.44 metre coil separation. Multiple northeast trending conductive zones were detected ranging in strike length up to 700 metres on grid 11 and up to 2,200 metres on Grid 12

In 1982 a horizontal loop Max-Min II survey was conducted at 444 Hz and 1777 Hz and both 100 metre and 150 metre coil separations on grid LN82-1. Due to an equipment malfunction part way through the survey the coil spacing had to be changed to 121.92 metres. Two conductive zones each with distinct magnetic signatures were identified. Zone is a shallow very strong conductor described as a formational feature that extends across the entire grid but could not be surveyed on two adjoining lines due to wet conditions where there may be a structural disruption. Anomaly B is less conductive, of shorter strike length and with slightly deeper source.

6.5.1.4 SMDC Basal Till Geochemistry
In 1979 a basal till sampling program was attempted using a gasoline powered, portable percussion (Wacker) drill. Considerable difficulty was encountered in collecting samples due to permafrost, compactness of the till and abundant large boulders. Three hundred and fifty samples were analyzed for Cu, Pb, Zn, As, Ag and Au. A significant arsenic anomaly was detected under Minton Lake but values for the other elements were either low or isolated highs. SMDC concluded that the arsenic anomaly warranted further investigation but that the transported nature of the till and a lack of lodgement till precluded additional basal till sampling.

6.5.1.5 SMDC Induced Polarization Survey
In 1980 a time domain induced polarization/resistivity survey was conducted over a portion of the Minton Lake Claims using a Huntec Mark III instrument. The survey array was pole-dipole with an spacing of 50 metres and was performed on lines spaced approximately 200 metres apart. Four zones of anomalous chargeability were outlined.

6.5.1.6 SMDC Geological Mapping
Geological mapping was performed on grids 11 and 12 in 1978. Only a few small very widely spaced outcrops were located. On grid 11, amygdaloidal basalt and basaltic komatiite were mapped. On grid 12 northeast of Minton Lake, basaltic komatiite, andesite and gabbro were identified.

6.5.1.7 SMDC Diamond Drilling & Assays

In 1978 one hole (G11-1) was drilled on grid 11 to a depth of 153.1 metres near the east boundary of TSA,s Arb 4 claim. The hole encountered mafic, and intermediate volcanic rocks and siltstone. Two narrow intervals containing up to 80% pyrrhotite with subordinate pyrite were intersected. Three samples totaling 2.2 metres core length that were assayed for Cu, Zn, Au and Ag returned elevated but very low values ranging up to 949 ppm Cu, 2,372 ppm Zn, 0.04 ppm Au and 6.4 ppm Ag.

In 1981 two holes (LN1-2 & LN1-3) totaling 284.7 metres were drilled on grid 12. Drill hole LN1-2 intersected basaltic rocks interlayered with andesites and minor iron formation, volcaniclastic sediments and porphyritic dacite. Drill hole LN1-3 intersected massive amphibolitized basaltic flows, one narrow volcaniclastic layer, quartz-carbonate alteration and two shear zones. Forty-three samples totaling 26.2 metres core length from drill hole LN1-2 returned maximum assays of 0.17% Cu, 0.43% Zn, 0.04% Pb, 13.9 ppm Ag and 0.14 ppm Au. Seventeen samples totaling 9.4 metres core length from drill hole LN1-3 returned maximum assays of 0.05% Cu, 0.005% Zn, 0.04% Pb, 1.9 ppm Ag and 0.05 ppm Au.

6.5.2 Minton Lake Claims - Manitoba Mineral Resources Ltd.

6.5.2.1 MMR Grids

MMR used the SMDC grids but renamed them so that grid 12 became grid M-1 and grid LN82-1 became M-2, Figures 8 and 9.

6.5.2.2 MMR Induced Polarization Surveys

Three campaigns of induced polarization/resistivity surveys were conducted on various portions of the Minton Lake Claims between September 1984 and April 1986. The surveys were performed using a time domain Scintrix IPR-II instrument with a pole-dipole array. The "A" spacing on the M-1 grid was 100 feet and on the M-2 grid 25 metres. On the M-1 grid the surveys were conducted on lines variably spaced (from 184 metres to 295 metres). On the M-2 grid the survey was conducted on lines 800 feet apart.

Numerous chargeability anomalies were detected, Figures 8 and 9. Compilation of the multiple survey campaigns results in chargeability correlations that may be inaccurate in some areas due to the different grids, coordinate and measurement conventions, and poor reporting procedures.

6.5.2.3 MMR Lake Sediment Sampling

Sixty-two samples of lake bottom sediment were collected on three lines on Minton Lake using a Hornbrook Lake Bottom Sampler. The samples, collected at 100 foot intervals, were analyzed for Mn, Ni, As, Sb, Pb, Fe, Zn, Ag and Au.

6.5.2.4 MMR Lithogeochemical Survey

Seventy-four bedrock and 34 drill core samples were analyzed for Cu, Pb, Zn, Ni, Ag, Au, As and Cr. Samples containing greater than 200 ppm Cr were also analyzed for SiO_2, Na_2O, K_2O and MgO. High MgO basalts were identified, indicative of picrite associated with the Agassiz Metallotect. Arsenic values greater than 2,000 ppm were obtained from core samples near the bottom of drill hole LN1-2.

6.5.2.5 MMR Diamond Drilling & Assays

MMR performed diamond drilling on the Minton Lake Claims in 1984, 1985 and 1986.

In 1984, 13 holes, 203-1 to 203-11 inclusive (holes 203-2A and 203-3 did not reach bedrock), totaling 1,642.15 metres were drilled to test geophysical anomalies. The core was extensively sampled and assayed for Au, Ag and As. Drill holes with gold values greater than 100 ppb are indicated in Table 5

MMR 1984 Diamond Drilling - Holes with > 100 ppb Au

Drill Hole	Gold Assays
203-2	up to 120 ppb - 1.25 m core length
203-4*	up to 195 ppb - 1.5 m core length
203-5	up to 400 ppb - 1.0 m core length
203-8	up to 265 ppb - 1.7 m core length
203-9	up to 435 ppb - 1.5 m core length
203-10	up to 145 ppb - 1.5 m core length
203-11	up to 460 ppb - 1.5 m core length

* - Denotes drill hole with multiple intervals > 100 ppb Au

Table 5

In 1985, 7 holes, 203-12 to 203-18 inclusive, totaling 834.84 metres were drilled to test geophysical anomalies. The core was extensively sampled and assayed for Cu, Pb, Zn, Ni, Au, Ag and As. Drill holes with gold values greater than 100 ppb are indicated in Table 6.

MMR 1985 Diamond Drilling - Holes with > 100 ppb Au

Drill Hole	Gold Assays
203-12	up to 320 ppb - 1.52 metres core length
203-13	up to 260 ppb - 1.06 metres cor length
203-15	up to 195 ppb - 1.52 metres core length
203-16*	up to 950 ppb - 1.52 metres core length
203-17*	up to 160 ppb - 3.35 metres core length

* - Denotes drill hole with multiple intervals > 100 ppb Au

Table 6

In 1985, 6 holes, 203-19 to 203-24 inclusive, totaling 709.57 metres were drilled to test geophysical anomalies. The core was extensively sampled and assayed for Cu, Pb, Zn, Ni, Au, Ag and As. Drill holes with gold values greater than 100 ppb are indicated in Table 7.

MMR 1986 Diamond Drilling - Holes with > 100 ppb Au

Drill Hole	Gold Assays
203-19*	up to 115 ppb - 1.52 metres core length
203-21*	up to 0.88 g/t over 0.83 metres core length

* - Denotes drill hole with multiple intervals > 100 ppb Au

Table 7

6.6 Arbour Lake

Reports by Rock Ore Exploration and Development Limited ("Rock Ore") on their claims along the north side of Arbour Lake describe prospecting, line cutting, horizontal loop electro-magnetic surveys and drilling of two shallow holes with a pack sack drill in 1970 and 1971, CAF 92967. In 1972, Gigantes Exploration Company ("Gigantes"), a wholly owned subsidiary of Cyprus Mining Corporation, entered into a joint venture with Rock Ore on the Arbour Lake claims. Gigantes became the project operator conducting geological mapping, ground magnetometer and very low frequency electro-magnetic surveys and diamond drilling, CAF 93082. In 1974 Gigantes concluded their participation in the joint venture and the Exploration Operations Branch of the Province of Manitoba (the precursor to MMR) became involved in the project as operator. During MMR's tenure the property was expanded to include the south-east shore of Arbour Lake. Geophysical surveys, limited humus and lithogeochemical surveys and additional diamond drilling are reported, CAF's 92970, 93082, 93092, and 94447.

6.6.1 Arbour Lake - Rock Ore Exploration and Development Ltd.

6.6.1.1 Rock Ore Line Cutting

Rock Ore cut a small grid with 30.48 metre line spacing and began grid extensions at 121.92 metre line spacing. Grid location, orientation and extent are not specified.

6.6.1.2 Rock Ore Electromagnetic Survey

A horizontal loop electromagnetic survey was conducted using a Scintrix SE-600 instrument at 1,600 Hz with a coil separation of 91.44 metres. The survey was conducted on lines spaced 30.48 metres apart with a station interval of 30.48 metres. Several east-west trending conductive zones were detected.

6.6.1.3 Rock Ore Diamond Drilling

Two holes (RO-1 and RO-2) totaling 66.90 metres were drilled. Seven samples with a combined core length of 7.43 metres were variously assayed for Cu, Ni, Zn, Au and Ag. Highest assays obtained were 0.92% Cu, 0.12% Ni, 0.36% Zn, 1.37 g/t Au and 7.54 g/t Ag.

6.6.2 Arbour Lake - Gigantes Exploration Company

6.6.2.1 Gigantes Line Cutting

In 1972 an extensive grid was cut with 121.92 metre line spacing, Figures 10 and 11. Grid and orientation and location are not specified. Grid locations and orientations are determined by the author on the basis of best fit.

6.6.2.2 Gigantes Magnetometer Survey
The vertical component of the total magnetic field was measured on lines spaced 121.92 metres apart at 30.48 metre station intervals with a MF-2 Fluxgate Magnetometer. Corrections were applied for diurnal drift and day to day variations.

6.6.2.3 Gigantes Electromagnetic Survey
A very low frequency electromagnetic survey was performed with a Ronka EM-16 on lines spaced 121.92 metres apart at 30.48 metre station intervals. Numerous conductors were detected.

6.6.2.4 Gigantes Diamond Drilling & Assays
Gigantes conducted drill programs in 1972, 1973 and 1974. In 1972, 5 holes (1-72 to 4-72 inclusive, includes 2A-72) totaling 638.55 metres were drilled. In 1973, 9 holes (5-73 to 13-73 inclusive) totaling 1,511.19 metres were drilled. In 1974, 2 holes (14-74 and 15-74) totaling 687.01 metres were drilled.

Numerous samples submitted for assay indicate enrichment in Cu, Au, Ag and W within the quartz diorite. Selected assay highlights are presented in Table 8.

Gigantes Selected Assay Highlights - Quartz Diorite

Drill Hole	From (m)	To (m)	Length (m)	Cu (%)	Au (g/t)	Ag (g/t)
406-3-72	50.29	54.25	3.96	0.66	1.06	12.68
406-4-72	118.87	122.22	3.35	0.94	1.26	19.19
	122.22	123.44	1.22	Not Sampled		
	123.44	128.01	4.57	0.33	4.45	3.42
406-5-72	249.93	298.70	48.77	0.35	0.51	9.59

Table 8

6.6.3 Arbour Lake - Manitoba Mineral Resources Ltd.
6.6.3.1 MMR Linecutting
In 1984 a small detailed grid was cut north of the 0+00 base line to 10+00N from lines 28+00E to 40+00E. Line spacing was 30.48 metres.

In 1985 the grid was extended north of the 24+00N base line from lines 36+00E to 76+00E. Lines were spaced 121.92 apart.

6.6.3.2 MMR Magnetometer Surveys
In 1976 the entire existing grid was re-surveyed using a total field Scintrex MP-2 proton precession magnetometer and an MBS-2 total field base station.

In 1984 the detailed grid between lines 28+00E to 40+00E was surveyed with a McPhar M-700 fluxgate magnetometer.

6.6.3.3 MMR Electromagnetic Surveys

In 1976 the entire existing grid was re-surveyed using a Geonics EM-17 in vertical loop configuration with a 91.44 metre coil separation at 1,600 Hz. Readings were taken at 30.48 metre station intervals and at 7.62 metre intervals over anomalous zones. The detected anomalies are presented in Figures 10, 11 and 12.

In 1984 a very low frequency electromagnetic survey was performed on the detailed grid between lines 28+00E to 40+00E with a Geonics EM-16 instrument.

In 1985 the grid extension north of the 24+00N base line was surveyed with a Geonics EM-17 in horizontal loop configuration at 1,600 Hz. Coil separation was 100 metres, Figure 10.

6.6.3.4 MMR Diamond Drilling & Assays

In 1976, 8 diamond drill holes (75-1 to 75-8) totaling 2,236.92 metres were completed. Mineralized sections were assayed for Cu, Zn, Ni, Au and Ag, Figures 10, 11 and 12.

In 1984, 3 holes (21-1 to 21-3) totaling 420 metres were diamond drilled, Figure 10. The core was extensively assayed for Au, Ag and As.

In 1985 hole 197-1 was drilled on the southeast bay of Arbour Lake to a depth of 103.0 metres to test an electromagnetic conductor, Figure 12. Mineralized zones were assayed for Au, Ag and As. Gold values up to 330 ppb over 1.4 metres (core length) were detected.

6.6.3.5 Other

Surface grab samples were collected by Manitoba Government geologists in 1988 from old trenches on the ARB 19 claim assayed up to 7.2 g/t Au, Figure 12, (Ferreira and Baldwin, Mineral Deposit Series Report No. 8, 1997). The gold bearing grab samples were obtained from sulphide rich zones ranging in thickness from 0.3 metres to 2.0 metres that cross cut layering in intermediate composition volcanic and sedimentary rocks.

6.7 Arbour Lake East - SherrGold Inc.

In 1987 SherrGold Inc., ("SG") conducted line cutting, magnetometer and very low frequency electromagnetic surveys on the east shore of Arbour Lake, Figure 12, CAF 93621. Thirteen conductors were identified that are located on the ARB 19 and ARB 4477 claims.

6.7.1 SG Line Cutting

The grid was cut with 60.96 metre cross line spacing. Cross lines were oriented due north.

6.7.2 SG Magnetic Survey

A Scintrex MP-2 total field magnetometer and an analog base station recorder were used to conduct the survey. Stations were read at 15.24 metre intervals on the cut lines. The survey identified several magnetic features that may reflect structural elements and/or lithologic contacts.

6.7.3 SG Electromagnetic Survey
The electromagnetic survey was conducted with a Geonics EM-16 receiver. Stations were read at 15.24 metre intervals. A total of 29 conductors were identified of which 13 occur on TSA's claims.

6.7.4 SG Diamond Drilling and Assays
SG did not drill any of the conductors and there is no record of any other drilling on the conductors.

6.8 Bob Lake Northwest - SherrGold Inc.
In 1987 SherrGold Inc., ("SG") conducted line cutting, magnetometer very low frequency electromagnetic and induced polarization surveys north and west of Bob Lake, Figure 12, CAF 93624.

6.8.1 SG Line Cutting
The grid was cut with 200 foot cross line spacing. Grid locations and orientations are determined by the author on the basis of best fit.

6.8.2 SG Magnetic Survey
A Scintrex MP-2 total field magnetometer and an analog base station recorder were used to conduct the survey. Stations were read at 15.24 metre intervals on the cut lines. The survey identified several magnetic features that may reflect structural elements and/or lithologic contacts.

6.8.3 SG Electromagnetic Survey
The electromagnetic survey was conducted with a Geonics EM-16 receiver. Stations were read at 50 foot intervals. The 32 conductors identified occur on TSA's claims.

6.8.4 SG Induced Polarization Survey
A time domain induced polarization/resistivity survey was conducted using the Huntec-4 receiver with a pole-dipole array with an "A" spacing of 30.48 metres. Seventeen chargeability anomalies were detected that occur on TSA's claims.

6.8.5 SG Diamond Drilling and Assays
SG did not drill any of the conductors but does report that one hole (OWL -3), Figure 12, may have been drilled in 1965 by SGM to test a geophysical anomaly. The location of the hole is speculative. Twenty-one assays from the OWL-3 hole returned gold assays ranging from 0.34 g/t Au to nil Au.

6.8.6 Other
A surface grab sample collected in the vicinity of the plotted location of drill hole OWL-3 by Towagmac Exploration Company Limited in 1947 assayed 4.4 g/t Au, CAF 91030.

6.9 Bob Lake South - Saskatchewan Mining and Development Corp.
SMDC conducted line cutting, geological mapping, magnetic and electromagnetic surveys and diamond drilling south of Bob Lake in 1978, Figure 12, CAF's 94255, 94256 and 94483.

6.9.1 SMDC Line Cutting

The grid 13 was cut with 100 metre cross line spacing. Orientation is not specified. Grid locations and orientations are determined by the author on the basis of best fit.

6.9.2 SMDC Magnetometer Survey

Grid 13 was surveyed with an MF-1 Fluxgate Magnetometer that measured the vertical component of the total magnetic field. The magnetometer had a sensitivity of 20 gammas and a resolution of 5 gammas. Correction procedures are not specified. Stations were read every 50 metres on the lines.

6.9.3 SMDC Electromagnetic Survey

Grid 13 was surveyed at 50 metre station intervals with a horizontal loop Geonics EM-17 at 1,600 Hz with a 91.44 metre coil separation. Three east-west trending conductive zones were detected.

6.9.4 SMDC Geological Mapping

Only a few small outcrops were located. Lithologies identified include dacite, chert and siltstone.

6.9.5 SMDC Diamond Drilling and Assays

One hole (G13-1) was drilled to a depth of 182.9 metres. Five samples totaling 5.5 metres were assayed for Cu, Zn, Au and Ag. Gold assays ranged from nil to 0.04 ppm.

7.0 GEOLOGICAL SETTING

7.1 Regional Geology

The Paleoproterozoic Lynn Lake greenstone belt comprises a diverse tectonostratigraphy in the form of two east-trending supracrustal belts of metavolcanic rocks and subordinate metasedimentary rocks, collectively assigned to the Wasekwan Group. Both belts are characterized by mafic metavolcanic rocks that represent a wide variety of tectonic affinities, suggesting that the assembly of the greenstone belt involved significant tectonic juxtaposition early in its deformational history. The Lynn Lake greenstone belt has undergone six periods of deformation. Intrusions represent multiple periods of felsic magmatism. Metamorphic grade ranges from middle amphibolite to middle greenschist facies. The Lynn Lake greenstone belt is unconformably overlain by younger sedimentary rocks of the Sickle Group consisting of intermittent basal conglomerate, arkose and greywacke.

The northern belt is dominated by a variety of weakly contaminated, submarine, tholeiitic, mafic metavolcanic and metavolcaniclastic rocks that are interpreted to represent an overall north-facing, upright, homoclinal succession. The age of the northern belt is ca. 1891-1886 Ma. Included in the northern belt is the Agassiz Metallotect, a unique tectonostratigraphic succession consisting of ultramafic flows (picrite), banded oxide-sulphide-silicate-facies iron-formation, and associated clastic sedimentary rocks. The Agassiz Metallotect represents a relatively narrow time stratigraphic-structural unit that has generally persistent strike-continuity along a significant portion (>65 km) of the northern belt.

The southern belt is composed of submarine metavolcanic and metavolcaniclastic rocks, with tectonic affinities ranging from tholeiitic to calc-alkaline, and minor amounts of mid-oceanic ridge basalt (MORB) and ocean island basalt (OIB) that contribute to a complex tectonostratigraphy. The southern belt represents a collage of ca. 1990 Ma and ca. 1850 Ma juvenile volcanic rocks.

In the north belt gold has been mined from the shear zone hosted MacLellan Mine and the iron formation hosted Farley Lake Mine. In the south belt gold has been mine from the shear zone hosted Burnt Timber Mine.

7.2 Property Geology

The Property is predominantly underlain by 16 kilometres (strike length) of the northeast trending north belt of the highly foliated, lower amphibolite grade Lynn Lake greenstones, Figure 2. The Agassiz Metallotect occurs within the entire strike length of the greenstones. At the east end of Arbour Lake the greenstones bifurcate into a north section and a south section separated by younger felsic intrusions. From the west boundary of the Property and north of Arbour Lake the north section consists of a steeply dipping, north facing, homoclinal succession of pillowed, pillow breccia and massive high alumina basalt flows, oxide-sulphide-silicate iron formation, intermediate volcanic rocks and derived sediments that contain the Agassiz Metallotect. From the southeast corner of Arbour Lake to the east boundary of the Property the south section contains similar lithologies to the north section but is at least in part south facing.

8.0 DEPOSIT TYPES - GOLD MINERALIZATION

The development of large scale shear zones during the major D_2 deformation event about 1,819 Ma is responsible for the shear zone hosted gold mineralization at the Burnt Timber and MacLellan Mines Beaumont-Smith (Manitoba Industry, Trade and Mines, 2002). Peak metamorphism occurs at about 1,814 Ma suggesting gold mineralization formed during prograde metamorphic conditions. A tentative age of 1,818 Ma has been obtained from one sample of granodiorite within the Lynn Lake greenstone belt possibly indicating a coincident period of felsic magmatism.

The geological controls of gold mineralization at the Farley Lake Mine are less certain as the gold mineralizing event appears to be younger then D_2.

In the north belt both the shear zone hosted MacLellan Mine and the iron formation hosted Farley Lake Mine occur within the Agassiz Metallotect. The Agassiz Metallotect due to both it's unique contrasting rheological properties and reactive chemical compositions is a preferred site for gold deposition. Gold bearing solutions moving through shear zones were trapped in the dilatant zones that formed during D_2 and were scavenged of their gold by a combination of chemical reaction and pressure-temperature change.

9.0 INTERPRETATION AND CONCLUSIONS

The Property is predominantly underlain by the north belt Lynn Lake greenstone belt including the lithologies associated with the Agassiz Metallotect that due to their chemical and rheological characteristics are considered important for the deposition of gold. The north belt has undergone 6 periods of deformation. At the MacLellan mine, gold was deposited in ductile shear zones developed in ultramafic lavas and clastic sediments of the Agassiz Metallotect during the second period (D_2) of

deformation. At the Farley Lake mine, gold was deposited in magnetite iron formation of the Agassiz Metallotect within brittle fractures that are younger than D_2 indicating that there may be more than one gold mineralizing event. The bedrock geology of the Property is favourable for the deposition of gold.

Previous exploration focused largely on discovery of base metal deposits. Gold exploration that was performed often utilized techniques that were more suited to base metal exploration. Exploration has been hampered by the extensive transported overburden cover and a poor understanding of the structural-tectonic history of the Lynn Lake greenstone belt. Numerous gold drill targets that were identified east of Arbour Lake by previous workers have never been tested. The gold potential of the Property has not been adequately explored.

10.0 RECOMMENDATIONS

A 2 phase exploration program is recommended to explore the Property for gold. Phase 1 is intended to identify high priority targets for diamond drilling and includes; a detailed airborne magnetic survey over the entire Property, re-logging of the old core that has been saved, structural geological mapping of outcrops and exposing bedrock with a backhoe where feasible, prospecting, locating the old grids particularly where drill targets were previously identified but not drilled, line cutting and geophysical surveys, and selective extraction soil geochemical surveys.

Phase 2 consists of diamond drilling to test the high priority targets identified by Phase 1.

Phase 1

Airborne Magnetometer Survey

The property is largely covered by overburden that prohibits direct observation of the bedrock geology. A magnetic survey is required to assist in interpreting subsurface geology. Previous ground magnetic surveys only cover portions of the property and are of widely varying quality. Existing airborne magnetic surveys were flown with a nominal 300 metre line spacing that is too coarse for detailed interpretation.

A low level total field an vertical gradient magnetometer survey with a nominal 100 metre line spacing should be flown utilizing GPS navigational control.

Core Re-Logging

A considerable amount of the core drilled by previous workers on the Property is stored in the Manitoba Industry, Trade and Mines core library in Lynn Lake. A quick examination of the core revealed that in some cases the original logging was inaccurate and sampling incomplete. The core should be re-logged and sampled for assay where necessary.

Mapping

The structural geology of the Property has not been adequately mapped. Dr. Chris Beaumont-Smith, structural geologist with Manitoba Industry, Trade and Mines, will be working on the Property this summer as part of a larger government project. Dr. Beaumont-Smith has agreed to work closely with TSA geologists to maximize benefits to both parties. Emphasis should be placed on areas of known and suspected gold mineralization. Due to a general lack of bedrock

outcrops on the Property a backhoe should be used to expose bedrock where feasible.

Line Cutting
Line cutting may be required in areas where drill targets were previously identified but not drilled if the old grids can not be located.

Alternatively, grids with 60 metre line spacing will be cut at the north end of Arbour Lake over the quartz diorite and iron formation that contains previously reported gold mineralization and at the south side of Arbour Lake where gold is reported by Ferreira and Baldwin (Mineral Deposit Series Report No. 8, 1997).

IP Surveys and/or VLF-EM Surveys
IP and/or VLF-EM surveys may be required in areas where drill targets were previously identified but not drilled if the old surveys can not be located.

Alternatively the IP and/or VLF-EM surveys will be conducted on the grids cut north and south of Arbour Lake. Neither area has been previously surveyed with IP.

Soil Geochemistry
Mobile Metal Ion surveys will be conducted on the new grids to assess which geophysical responses may be associated with gold mineralization.

Costs and Schedule
Costs to complete Phase 1 are estimated to be $450,000.00. Phase 1 can be completed in 6 months.

Phase 2

Diamond Drilling
The diamond drill hole targets will be selected following completion of Phase 1. It is expected that approximately 15 drill holes each about 200 metres long will be required.

Costs and Schedule
Costs to complete Phase 2 are estimated to be $400,000.00. Phase 2 will require 3 months to complete.

11.0 REFERENCES

Cancelled assessment files used in compiling this report are cited in the body of the report.

Gilbert, H. P., Syme, E. C., Zwanzig, H. V.
1980: Geology of the Metavolcanic and Volcanoclastic Metasedimentary Rocks in the Lynn Lake Area, Manitoba Department of Energy and Mines, Mineral Resources Division, GP80-1.

Ferreira, K. J., Baldwin, D. A.
1997: Mineral Deposits and Occurrences in the Cockeram Lake Area, NTS 64C/15, Manitoba Energy and Mines, Geological Services, Mineral Deposit Series Report No. 8.

Park, A. F., Beaumont-Smith, C. J., Lentz, D. R.
2002: Structure and stratigraphy in the Agassiz Metallotect, Lynn Lake greenstone belt (NTS 64C14 and 64C15), Manitoba: *in* Report of Activities 2002, Manitoba Industry, Trade and Mines, Manitoba Geological Survey, p. 171-186

P. J. Chornoby *P. Geo*

Mineral Resource Geologist

CERTIFICATE

I, P. J. Chornoby, residing in Dugald, Manitoba do hereby certify that;

1. I have been a practicing mine and exploration geologist for 30 years.

2. I am and have been a consulting geologist and the principal of a geological consulting practice since 1991.

3. I am registered with the Association of Professional Engineers and Geoscientists of Manitoba as a professional geoscientist.

4. I am a qualified person as per the requirements of National Instrument 43-101, and I am the author of the entire report contained herein.

5. I have read National Instrument 43-101 and prepared this report in compliance with 43-101F1.

6. I have no interest in the Property nor do I expect to receive any interest, direct or indirect in Trans America Industries Limited.

7. I consent to and authorize the use of the attached report and my name in a statement of material facts, a prospectus and other public documents by Trans America Industries Limited.


PROVINCE OF MANITOBA
P. J.
CHORNOBY
PROFESSIONAL GEOSCIENTIST

P. J. Chornoby, P. Geo.

15, 2003

Trans America Industries Ltd.
Lynn Lake Gold Project
Property Location Map


N
W
E
S

Northwest Territories
Hudson Bay
Churchill
Lynn Lake
Gold Project
Lynn
Lake
Manitoba
Thompson
Saskatchewan
Flin Flon
Snow Lake
The Pas
Ontario
Brandon
Winnipeg
USA
0
100
200
300
400
500
Kilometres


PROVINCE OF MANITOBA
P. J.
CHORNOBY
REGISTERED PROFESSIONAL GEOSCIENTIST

Figure 1

N
W E
S

384000m E
388000m E
392000E
396000m E

6314000m N
6310000m N
6306000m N
6302000m N

ARB 1
ARB 2
ARB 3
ARB 4
ARB 5
ARB 6
ARB 7
ARB 8
ARB 9
ARB 10
ARB 11
ARB 12
ARB 13
ARB 14
ARB 15
ARB 16
ARB 17
ARB 18
ARB 19
ARB 20
ARB 21
ARB 22
ARB 23
ARB 24
ARB 25
ARB 26
ARB 4477

MacLellan Mine
Minton Lake
Arbour Lake
Muskeg Lake
Cockeram Lake
Highway 391



PROVINCE OF MANITOBA
P. J.
CHORNOBY
REGISTERED PROFESSIONAL GEOSCIENTIST


Geology after Gilbert et al (1980)
UTM Grid NAD 83, Zone 14N

Metres
0 325 750 1500 3000 4500 6000

LEGEND

- G — Lynn Lake Greenstone Belt - North Limb
- Iron Formation Trend
- Fold Axis (syncline. Anticline)
- Fault
- All Weather Roads, Gravel Pit Access Roads
- Gravel Pits

Lynn Lake Project
Trans America Industries Ltd

ARB Claims
Property Geology

Figure 2

Scale 1:75,000 | Date June, 2003


Legend
Electromagnetic Conductor Axis
GLNM Grid
GLNM Claim Lines
UTM Grid NAD 83
Winter Roads
Metres
0 100 200 400 600 800 1000
100 500 1000 2000 3000
Feet


PROVINCE OF MANITOBA
P. J.
CHORNOBY
REGISTERED PROFESSIONAL GEOSCIENTIST

Minton Lake
ARB 1
ARB 2
ARB 3
ARB 4
ARB 5
ARB 6
ARB 7
ARB 8
382000m E
384000m E
386000m E
6308000m N
6306000m N
N-1
N-2
N-3
N-4
N-5
N-6
N-7
N-8
N-9
N-10
N-11
N-12
N-13
N-14
N-15
N-16
N-17
N-18
Gravel Pits
Highway 391
Geology Symbols
Felsite and fine grained granite
Recrystallized dacite (porphyritic)
Acid Volcanics
Amphibolitized andesite volcanics
Andesite
Faults
Drill hole with dominant lithology
Outcrop
Compiled from data in CAF 91355

Lynn Lake Gold Project
Trans America Industries Ltd

GLNM
W. H. M. Group

Figure 3

Scale 1:20,000 | Date June, 2003



N
W
E
S

384000m E

386000m E

310000m N

308000m N

306000m N

ARB 10

ARB 6

ARB 8

ARB 3

ARB 5

ARB 7

ARB 2

ARB 4

246N

228N

210N

195N

180N

159N

BL 0+00

ENM-23

ENM-24

ENM-19

ENM-22

ENM-21

ENM-20

ENM-18

ENM-17

W

T

U

V

Y

S

Minton Lake



PROVINCE OF MANITOBA
P. J.
CHORNOBY
REGISTERED PROFESSIONAL GEOSCIENTIST

Compiled from data in CAF's 91351 & 91443



Metres
0 100 200 400 600 800 1000
100 500 1000 2000 3000
Feet

Legend

Electromagnetic Conductor Axis

Diamond Drill Holes

ENM-18 — Hole Number

Collar

Horizontal Projection

End of Hole

Evelyn Nickel Mines Ltd Grid

UTM Grid NAD 83

Winter Roads

Lynn Lake Project

Trans America Industries Ltd

Evelyn Nickel Mines Ltd

EDO Claims North Group

Figure 4

Scale 1:20,000 | Date June, 2003

ARB 8

ARB 6

ARB 5

ARB 7

ARB 3

ARB 2

ARB 4

N
W
E
S

384000m E

386000m E

6310000m N

6308000m N

6306000m N

20+00N
40+00N
4+00N
0+00
4+00S
56+00N
20+00S
40+00S
60+00N
60+00S
80+00S
100+00S
Base Line 0+00

Minton Lake

Minton-1
Minton-2
Minton-3
Minton-4
Minton-5
Minton-8
Minton-9
Minton-10
Minton-11
Minton-12
Minton-13
Minton-14
Minton-15
Minton-16
Minton-17
Minton-18
Minton-19
Minton-20
Minton-21
Minton-22
Minton-23
Minton-24
Minton-25
Minton-26
Minton-28

Gravel Pits


PROVINCE OF MANITOBA
P. J.
CHORNOBY
REGISTERED PROFESSIONAL GEOSCIENTIST


Metres
0
100
200
400
600
800
1000
100
500
1000
2000
3000
Feet

Legend

Electromagnetic Conductor Axis

Diamond Drill Holes

Minton-21 — Hole Number

Collar

Horizontal Projection

End of Hole

SGM Grid

UTM Grid NAD 83

Winter Roads

Lynn Lake Project

Trans America Industries Ltd

SGM Minton Group 1969

Figure 5

Scale 1:20,000

Date June, 2003

Data compiled from CAF 91059


N
W
E
S


PROVINCE OF MANITOBA
P. J.
CHORNOBY
REGISTERED PROFESSIONAL GEOSCIENTIST

ARB 2
ARB 3
ARB 4
ARB 5
ARB 6
ARB 7
ARB 8
ARB 9

Minton Lake

6310000m N
6308000m N
386000m E
388000m E

Mike 1
Rainbow 50
Rainbow 49

CB 8058
CB 8068
CB 8067
CB 8069
CB 8062

Grid 12 - Base Line 1 - (0+00)
Grid 12 - Base Line 2 - (0+00)
Grid 12 - Base Line 3 - (0+00)
Grid 11 - Base Line 1 - (0+00)
Grid 11 - Base Line 2 - (0+00)

LN1-2
LN1-3
G11-1

Legend

Electromagnetic Conductor Axis
IP Chargeability Relative High
Diamond Drill Holes
LN1-2 Hole Number
Collar
Horizontal Projection
End of Hole

SMDC Grid
SMDC Claim Lines
UTM Grid NAD 83
Winter Roads

Compiled from data in CAF's 94256, 94259, 94260 and 94483


Metres
0 100 200 400 600 800 1000
100 500 1000 2000 3000
Feet

Lynn Lake Project

Trans America Industries Ltd

SMDC Minton Lake Claims Grids 11 & 12

Figure 6

Scale 1:20,000 | Date June, 2003


N
W
E
S

386000m E

388000m E

6312000m N

6310000m N

6308000m N

ARB 4
ARB 5
ARB 6
ARB 7
ARB 8
ARB 9
ARB 10
ARB 11
ARB 12
ARB 13

0+00E
1+22E
2+44E
3+66E
4+88E
6+10E
7+32E
8+53E
9+75E
10+97E
12+19E
13+41E
14+63E
15+85E
17+07E
18+29E
19+51E
20+73E
21+95E
23+16E
24+38E
25+60E
26+82E
28+04E
29+26E

Base Line 0+00

A
B

Mike 1
Rainbow 52

Mike 2
Rainbow 57

Mike 1
Rainbow 50

Rainbow 49

Rainbow 51

CB 8058
CB 8068

CB 8062

Arbour Lake


PROVINCE OF MANITOBA
P. J.
CHORNOBY
REGISTERED PROFESSIONAL GEOSCIENTIST

Legend
- Electromagnetic Conductor Axis
- SMDC Grid
- SMDC Claim Lines
- UTM Grid NAD 83
- Winter Roads


Metres
0
100
200
400
600
800
1000
100
500
1000
2000
3000
Feet

Compiled from data in CAF 94245

Lynn Lake Gold Project

Trans America Industries Ltd

SMDC Minton Lake Claims Grid LN82-1

Figure 7

Scale 1:20,000	Date June, 2003


N
W
E
S


PROVINCE OF MANITOBA
P. J.
CHORNOBY
REGISTERED PROFESSIONAL GEOSCIENTIST

6310000m N

384000m E

386000m E

388000m E

6308000m N

ARB 2
ARB 3
ARB 4
ARB 5
ARB 6
ARB 7
ARB 8
ARB 9

Minton Lake

Mike 1
Rainbow 50
Rainbow 49

CB 8058
CB 8068
CB 8067
CB 8069
CB 8062

Grid M-1 - Base Line 1 - (0+00)
Grid M-1 - Base Line 2 - (0+00)
Grid M-1 - Base Line 3 - (0+00)
Grid 11 - Base Line 1 - (0+00)
Grid 11 - Base Line 2 - (0+00)

Line A
Line B

203-1
203-2
203-3A
203-4
203-5
203-6
203-7
203-8
203-9
203-10
203-21
203-22
203-23
203-24

Data compiled from CAF's
94256, 94262, 94263
& 94355


Metres
0 100 200 400 600 800 1000
100 500 1000 2000 3000
Feet

Legend

	Electromagnetic Conductor Axis
	IP Anomalous Chargeability High
	IP Anomaly Designations
A	1984 Survey - Sept & Oct
A'	1984 Survey - Nov & Dec
A"	1986 Survey
	Diamond Drill Holes
203-2	Hole Number
	Collar
	Horizontal Projection
	End of Hole
	MMR Grid
	MMR Claim Lines
	UTM Grid NAD 83
	Winter Roads

Lynn Lake Project

Trans America Industries Ltd

MMR Minton Lake Claims
Grids M-1 & 11

Figure 8

Scale 1:20,000 | Date June, 2003


N
W
E
S

ARB 13
ARB 11
ARB 10
ARB 14
ARB 12
ARB 9
ARB 8
ARB 7
388000m E
390000m E
312000m N
310000m N
308000m N
Arbour Lake
Grid M-2 Base Line 0+00
Mike 1
Rainbow 52
Mike 2
Rainbow 57
Mike 1
Rainbow 50
Rainbow 49
Rainbow 51
CB 8058
CB 8068
C East
C West
203-15
203-16
203-14
203-19
203-12
203-13
203-20
203-17
203-18
203-11


PROVINCE OF MANITOBA
P.J.
CHORNOBY
REGISTERED PROFESSIONAL GEOSCIENTIST

Legend

- Electromagnetic Conductor Axis
- IP Anomalous Chargeability High
- IP Anomaly Designations
  - A — 1984 Survey - Sept & Oct
  - A' — 1984 Survey - Nov & Dec
  - A" — 1986 Survey
- Diamond Drill Holes
  - 203-2 — Hole Number
  - Collar
  - Horizontal Projection
  - End of Hole
- MMR Grid
- MMR Claim Lines
- UTM Grid NAD 83
- Winter Roads

Data compiled from CAF's 94245, 94232, 94260, 94262, 94263 & 94355


Metres
0 100 200 400 600 800 1000
100 500 1000 2000 3000
Feet

Lynn Lake Gold Project

Trans America Industries Ltd

MMR Minton Lake Claims Grid M-2

Figure 9

Scale 1:20,000	Date June, 2003

ARB 25
ARB 17
ARB 26
ARB 13
ARB 15
ARB 14
ARB 16
ARB 19
ARB 12

390000m E
392000m E
394000m E
6314000m N
6312000m N

N
W
E
S

Arbour Lake

36+00E
40+00E
20+00E
60+00E
76+00E
60+00N BL
24+00N BL
80+00E
100+00E
120+00E
136+00E
0+00
20+00W
40+00W

11-73
10-73
12-73
13-73
14-74
21-3

A
K
M
J


PROVINCE OF MANITOBA
P. J.
CHORNOBY
REGISTERED PROFESSIONAL GEOSCIENTIST

Data compiled from CAF's
92967,92970, 93082, & 94447


Metres
0 100 200 400 600 800 1000
100 500 1000 2000 3000
Feet

Legend

- Electromagnetic Conductor Axis
- Diamond Drill Holes
  - 14-74 — Hole Number
  - Collar
  - Horizontal Projection
  - End of Hole
- Rock Ore-Gigantes-MMR Grids
- UTM Grid NAD 83
- Winter Roads

Geology Symbols

- Hornblende-Biotite-Quartz Diorite
- Granodiorite
- Quartz-Nornblende-Biotite Gneiss
  Hornblende-Biotite-Chlorite Schist
- Banded Magnetite-Pyrrhotite Andesite
- Meta Andesite, Amphibolite
- Faults

Lynn Lake Project
Trans America Industries Ltd

Gigantes-Rock Ore-MMR Arbour Lake North

Figure 10

Scale 1:20,000 | Date June, 2003

Lynn Lake Project
Trans America Industries Ltd

Gigantes-Rock Ore-MMR Arbour Lake West

Figure 11

Scale 1:20,000 | Date June, 2003

ARB 5
ARB 6
ARB 7
ARB 8
ARB 9
ARB 10
ARB 11
ARB 12
ARB 13
ARB 14

Arbour Lake

6312000m N
6310000m N
386000m E
388000m E

Base Line 0+00
0+00
20+00W
40+00W
60+00W
116+00W
128+00W
136+00W
140+00W
13-73
75-1
A
G

Data compiled from CAF 93082

Metres: 0 100 200 400 600 800 1000
Feet: 100 500 1000 2000 3000


Legend
Electromagnetic Conductor Axis
Diamond Drill Holes
75-1
Hole Number
Collar
Horizontal Projection
End of Hole
Rock Ore-Gigantes-MMR Grids
UTM Grid NAD 83
Winter Roads


PROVINCE OF MANITOBA
P. J. CHORNOBY
REGISTERED PROFESSIONAL GEOSCIENTIST


N
W
E
S


N
W
E
S

ARB 17

ARB 16

ARB 19

ARB 18

ARB 4477

ARB 20

ARB 22

ARB 21

ARB 24

ARB 23

394000m

396000m

398000m

6312000m N

BL 100+00N

100+00N BL

120+00N

Arbour Lake

Hughes River

Bob Lake

Base Line 0+00

Approximate location of
7.2 g/t Au (Baldwin et al 1997)


PROVINCE OF MANITOBA
P. J.
CHORNOBY
REGISTERED PROFESSIONAL GEOSCIENTIST

Legend

(outlined bar)	Horizontal Loop Electromagnetic (HLEM) anomaly
A	HLEM Rock Ore-MMR
A'	HLEM SMDC
(outlined bar)	Very Low Frequency Electro-magnetic (VLF) anomaly
V20	VLF SherrGold Bob Lake
V20'	VLF SherrGold Arbour Lake East
(box)	IP Chargeability Relative High
	Diamond Drill Holes
LN1-2	Hole Number
	Collar
	Horizontal Projection
	End of Hole
(line)	Grid Lines
(line)	UTM Grid NAD 83

Data compiled from Mineral Deposit Series Report N0 8, CAF's 93082, 93621, 93624, 94256, 94447 & 94483


Metres
0
100
200
400
600
800
1000
100
500
1000
2000
3000
Feet

Lynn Lake Project

Trans America Industries Ltd

Gigantes, Rock Ore, MMR, SMDC & SherrGold Arbour Lake South - Bob Lake

Figure 12

Scale 1:20,000 | Date June, 2003